UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                          SCHEDULE 13D


            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                    (AMENDMENT NO.    3    )*


                    AG-Bag International Ltd.
                        (Name of Issuer)

                             Common
                 (Title of Class of Securities)

                           001077106
                         (CUSIP Number)
   R. David Mishel, c/o Thelen, Marrin, Johnson & Bridges, LLP
Two Embarcadero Center, San Francisco, CA  94111  (415) 392-6320
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        February 6, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule 13D. and is filing this schedule because of Rule 13d-l(bX3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                  SEC 1746(12-91)

                          SCHEDULE 13D
CUSIP     001077106                    PAGE   2   OF   8    PAGES
NO.

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Storie Partners, L.P.
    Federal I.D. # 94-3229736

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP         (a) []
                                                           (b) []

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*
    WC

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    []

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    California

                7  SOLE VOTING POWER
                   0

  NUMBER OF     8  SHARED VOTING POWER
   SHARES          ------------------
BENEFICIALLY
  OWNED BY
    EACH        9  SOLE DISPOSITIVE POWER
  REPORTING        0
   PERSON
    WITH
               10  SHARED DISPOSITIVE POWER
                   ----------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES*                          []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0%
14  TYPE OF REPORTING PERSON*
    PN

                          SCHEDULE 13D

CUSIP     001077106                    PAGE   3   OF   8    PAGES
NO.

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
    Storie Advisors, Inc.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP         (a) []
                                                           (b) []

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*
    N/A  (Reporting person has no direct ownership)

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    []

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    California

                7  SOLE VOTING POWER
                   -----------------

  NUMBER OF     8  SHARED VOTING POWER
   SHARES          0
BENEFICIALLY
  OWNED BY
    EACH        9  SOLE DISPOSITIVE POWER
  REPORTING        -----------------
   PERSON
    WITH
               10  SHARED DISPOSITIVE POWER
                   0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES*                          []

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0%

14  TYPE OF REPORTING PERSON*
    CO

                                                Page 4 of 8 pages

ITEM 1.        SECURITY AND ISSUER
       Common Stock
       $ .01 par value
       AG Bag International, Ltd.
       2320 S.E. Ag-Bag Lane, Warranton, OR  97146


ITEM 2.        IDENTITY AND BACKGROUND
(A)-(C)Storie Partners, L.P. ("Storie"), a California limited partnership whose principal business is investment,
       located at One Bush Street, Suite 1350, San Francisco, CA
       94104

(D)    No criminal convictions

(E)    No civil judicial or administrative proceedings


(A)-(C)Storie Advisors, Inc., a California corporation whose principal business is investment management, located at
       One Bush Street, Suite 1350, San Francisco, CA  94104

(D)    No criminal convictions

(E)    No civil judicial or administrative proceedings


(A)    Richard E. Dirickson, Jr.

(B)    One Bush Street, Suite 1350, San Francisco, CA 94104

(C)    Director and Officer of Storie Advisors, Inc., San
       Francisco, CA
       Manager Member of Amanda Venture Investors, LLC, San
       Francisco, CA
       Director and Officer of Cypress Advisors, Inc., San
       Francisco, CA
       Director and Officer of San Francisco Sentry Investment Group, San Francisco, CA
       President of S F Sentry Securities, Inc., San Francisco,
       CA

(D)    No criminal convictions

(E)    No civil judicial or administrative proceedings

(F)    USA


(A)    Steven A. Ledger

(B)    One Bush Street, Suite 1350, San Francisco, CA 94104

(C)    Director and Officer of Storie Advisors, Inc., San
       Francisco, CA
       Manager Member of Amanda Venture Investors, LLC, San
       Francisco, CA
       Associated Person of Cypress Advisors, Inc., San
       Francisco, CA
       Associated Person of San Francisco Sentry Investment
       Group, San Francisco, CA
       Registered Representative of S F Sentry Securities, Inc.,
       San Francisco, CA

(D)    No criminal convictions

(E)    No civil judicial or administrative proceedings

(F)    USA

                                                Page 5 of 8 pages

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
       N/A

ITEM 4.        PURPOSE OF TRANSACTION
       The reporting persons have disposed of shares of stock of AG-Bag International Ltd. ("AG-Bag") and thus no longer has an equity position in AG-Bag.

(A) The reporting persons may in the future acquire additional securities of AG-Bag.

(B) The reporting persons have no present plans for or proposals for an extraordinary corporate transaction.

(C) The reporting persons have no present plans or proposals to sell or transfer a material amount of assets of the Issuer or any of its subsidiaries.

(D) The reporting persons have no present plans or proposals for a change in the present Board of Directors or management of the Issuer.

(E) The reporting persons have no present plans or proposals for a change in the present capitalization or dividend policy of the Issuer.

(F)-(J)The reporting persons have no present plans or proposals for any change in the present business or corporate structure, for any changes in the Issuer's organizational documents, to cause a class of securities of the Issuer to cease to be quoted on NASDAQ, to cause any class of equity securities of the Issuer to terminate its registration under Section 12 of the Exchange Act, or for any action similar to those enumerated above.

                                                Page 6 of 8 pages

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER
(A) On February 6, 1998, Storie disposed of the last shares of common stock of AG-Bag which it owned. Storie
       Advisors, Inc., through its relationship with Storie, may be deemed to have been a beneficial owner of such securities.

(B) Storie had sole power to vote or direct the vote of all of its shares of common stock of AG-Bag. The management of Storie is vested exclusively in its General Partner, Storie Advisors, Inc. Through their relationship with Storie Advisors, Inc., Richard E. Dirickson, Jr. and Steven A. Ledger make investment decisions for Storie. Thus, either may be deemed to have had shared voting and dispositive powers.

(C)       During the last ninety days, Storie sold shares of AG-
Bag as follows:

               Date         No. of Shares Price/Share
               12/30/97     600,000         0.47
               02/06/97     411,300         0.42


       All shares were sold on the open market through broker-dealers.

(D) No other person is known to have had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(E)    Not applicable.


ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
       RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER Storie Advisors, Inc., is the general partner of Storie. Messrs. Dirickson and Ledger are officers, directors and shareholders of Storie Advisors, Inc. There are no contracts, arrangements, understandings or other relationships between such persons with respect to the shares of AG-Bag formerly owned by Storie. In addition, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the shares of AG-Bag formerly owned by Storie.

                                                Page 7 of 8 pages

ITEM 7.MATERIAL SUBMITTED AS EXHIBITS

       None.

                                                Page 8 of 8 pages
                           SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 18, 1998                STORIE PARTNERS, L.P.
                              By:  Storie Advisors, Inc.
                                   General Partner



                              By:    /s/ Steven A. Ledger
                                         Steven A. Ledger

                              Its: Chief Financial Officer

March 18, 1998                STORIE ADVISORS, INC.



                              By:     /s/ Steven A. Ledger
                                          Steven A. Ledger

                              Its: Chief Financial Officer